Exhibit 99.2

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Financial Statements

Year ended December 31, 2023 and for the period September 29, 2022 to

December 31, 2022

(With Independent Auditors’ Report Thereon)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Ernst & Young, LLP One Manhattan West New York, NY 10001	Tel: +1 212 773 3000 Fax: +1 212 773 6350 www.ey.com

Report of Independent Auditors

To the Members of

NP BGO NTR Portfolio, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of NP BGO NTR Portfolio, LLC and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, changes in members’ equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Report of Other Auditors on 2022 Financial Statements

The financial statements of the Company for the period from September 29, 2022 (inception) to December 31, 2022 were audited by another auditor who expressed an unmodified opinion on those financial statements on August 1, 2023.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

March 1, 2024

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2023 and 2022

Assets	2023	2022

Current assets:
Cash and cash equivalents	$21,054,142	$23,636,378
Restricted cash	—	34,215
Accounts receivable	926,642	25,014,946
Current portion of other recoverable assets	—	257,210
Prepaid expenses	413,153	246,989
Total current assets	22,393,937	49,189,738

Investment in real estate:
Land and improvements	137,373,431	136,759,661
Building and improvements	756,703,011	753,518,508
Construction in process	—	665,108
Gross investment in real estate	894,076,442	890,943,277
Less accumulated depreciation	(30,379,190)	(6,868,916)
Net investment in real estate	863,697,252	884,074,361

Other assets:
Above-market lease value, net	1,733,985	2,138,506
Straight line rent receivable	6,661,888	1,707,774
In-place leases, net	24,518,823	30,036,243
Deferred leasing incentive, net	7,798,531	9,506,244
Deferred leasing costs, net	12,890,323	14,552,111
Other recoverable assets, net	1,595,562	1,377,758
Deposits	74,466	51,747
Total other assets	55,273,578	59,370,383

Total assets	$941,364,767	$992,634,482

Liabilities and Members’ Equity

Current liabilities:
Accounts payable	$1,063,590	$12,783,142
Accrued liabilities	5,759,508	8,471,741
Prepaid rent	1,237,649	733,673
Other current liabilities	979,977	8,705,349
Total current liabilities	9,040,724	30,693,905

Long-term liabilities:
Security deposits	2,116,492	1,606,686
Below-market lease value, net	24,823,152	29,941,204
Note payable, net	558,984,116	558,374,626
Total long-term liabilities	585,923,760	589,922,516

Total liabilities	594,964,484	620,616,421

Members’ equity	346,400,283	372,018,061

Commitments and contingencies

Total liabilities and members’ equity	$941,364,767	$992,634,482

See accompanying notes to the consolidated financial statements.

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Year ended December 31, 2023 and for the period

September 29, 2022 (Inception) to December 31, 2022

	2023	2022

Income:
Lease income	$59,494,849	$14,035,532
Direct tenant reimbursements	487,517	83,800
Other income	59,240	—
Total income	60,041,606	14,119,332

Building operating expenses:
Direct tenant expenses	487,517	83,800
General and administrative	418,074	122,690
Grounds and parking lots	1,467,374	474,339
Insurance	1,371,089	302,675
Management fees	1,243,729	452,241
Non-recoverable operating expenses	455,654	89,260
Real estate taxes	7,204,477	2,130,733
Repairs and maintenance	631,434	151,010
Utilities	961,655	540,632
Vacant unit expenses	251,128	11,422
Total building operating expenses	14,492,131	4,358,802

Other income (expense):
Amortization	(8,502,544)	(2,813,869)
Depreciation	(23,510,272)	(6,868,916)
Interest expense	(23,075,513)	(5,824,878)
Other income (expense)	925,502	(3,185)
Professional fees	(411,581)	(94,290)
Total other expenses	(54,574,408)	(15,605,138)

Net loss	$(9,024,933)	$(5,844,608)

See accompanying notes to the consolidated financial statements.

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members’ Equity

Year ended December 31, 2023 and for the period

September 29, 2022 (Inception) to December 31, 2022

	BGO Genesis Holding, LLC	NP NTR Holdings, LLC	Total
Balance at September 29, 2022 (Inception)	$—	$—	$—
Contributions	230,000,000	150,000,000	380,000,000
Distributions	(2,077,331)	(60,000)	(2,137,331)
Net loss	(3,537,741)	(2,306,867)	(5,844,608)
Balance at December 31, 2022	224,384,928	147,633,133	372,018,061
Distributions	(11,408,138)	(5,184,707)	(16,592,845)
Net loss	(3,313,461)	(5,711,472)	(9,024,933)
Balance at December 31, 2023	$209,663,329	$136,736,954	$346,400,283

See accompanying notes to the consolidated financial statements.

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Year ended December 31, 2023 and for the period

September 29, 2022 (Inception) to December 31, 2022

	2023	2022

Cash flows from operating activities:
Net loss	$(9,024,933)	$(5,844,608)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	8,502,544	2,813,869
Depreciation	23,510,272	6,868,916
Lease incentive adjustment	1,786,733	589,499
Above (below) market amortization	404,521	134,841
Below market amortization	(5,118,052)	(1,706,018)
Straight-line rental income	(4,954,114)	(1,707,774)
Interest expense related to debt issuance costs	659,513	98,049
Changes in assets and liabilities:
Accounts receivable	24,022,806	(25,942,909)
Prepaid expenses	(166,164)	(246,989)
Deferred leasing costs	(79,020)	(43,278)
Deposits	(22,719)	(51,747)
Accounts payable	(1,694,347)	4,273,863
Accrued liabilities	(2,716,213)	7,619,435
Prepaid rent	503,976	733,673
Security deposits	509,806	1,606,686
Other current liabilities	(7,725,372)	8,705,349
Net cash provided by (used in) operating activities	28,399,237	(2,099,143)

Cash flows from investing activities:
Real estate improvements	(14,372,468)	(910,112,300)
Advance on notes receivables	—	(257,210)
Net cash used in investing activities	(14,372,468)	(910,369,510)

Cash flows from financing activities:
Proceeds from notes payable	—	560,400,000
Financing costs	(50,375)	(2,123,423)
Contributions	—	380,000,000
Distributions	(16,592,845)	(2,137,331)
Net cash provided by (used in) financing activities	(16,643,220)	936,139,246

(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Year ended December 31, 2023 and for the period

September 29, 2022 (Inception) to December 31, 2022

	2023	2022

Net (decrease) increase in cash, cash equivalents and restricted cash	(2,616,451)	23,670,593

Cash and cash equivalents at beginning of period	23,636,378	—
Restricted cash at beginning of period	34,215	—

Cash and cash equivalents at end of period	21,054,142	23,636,378
Restricted cash at end of period	—	34,215
Cash, cash equivalents and restricted cash at end of period	$21,054,142	$23,670,593

Supplemental schedule of non-cash investing and financing activities:
Building improvements included in:
Accounts payable	354,243	8,509,279
Accrued expenses	3,980	852,306
Deferred lease incentive	—	10,045,743
Above-market leases	—	2,273,346
Below-market leases	—	(31,647,222)
In-place leases	—	31,875,386
Deferred leasing costs	—	15,448,591
Other assets	—	534,763

Distributions included in:
Accounts payable	—	2,077,331

Supplemental cash flow information:
Cash paid for interest	$22,416,000	$3,858,828

See accompanying notes to the consolidated financial statements.

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

(1)	Organization and Summary of Significant Accounting Policies
(a)	Organization

NP BGO NTR Portfolio, LLC and Subsidiaries (the Company) was formed on September 29, 2022, under the laws of the State of Delaware, for the purpose of owning, leasing, maintaining and operating the projects and properties, then financing, marketing, selling, and otherwise using properties and projects through its investment in subsidiaries. The Company owns properties in Missouri, Ohio, and Wisconsin. The Company has controlling interest in the following wholly owned subsidiaries:

Entity Name	Type	Approximate Building Square Footage (unaudited)	Location
Horizons Industrial I, LLC	Industrial	156,000	Riverside, MO
Horizons Industrial II, LLC	Industrial	169,000	Riverside, MO
Horizons Industrial III, LLC	Industrial	196,000	Riverside, MO
Horizons Industrial IV, LLC	Industrial	342,000	Riverside, MO
Horizons Industrial V, LLC	Industrial	493,000	Riverside, MO
Horizons Industrial VI, LLC	Industrial	411,000	Riverside, MO
Horizons Industrial VII, LLC	Industrial	198,000	Riverside, MO
Horizons Industrial VIII, LLC	Industrial	134,000	Riverside, MO
Horizons Industrial IX, LLC	Industrial	213,000	Riverside, MO
Horizons Industrial X, LLC	Industrial	208,000	Riverside, MO
NP Rinck Farm, LLC	Industrial	1,200,000	West Chester, OH
NP Brate Farm, LLC	Industrial	642,000	West Chester, OH
NP Brate Industrial 2, LLC	Industrial	501,000	West Chester, OH
NP Hazelwood 370 Building I, LLC	Industrial	252,000	Hazelwood, MO
NP Hazelwood 370 Building II, LLC	Industrial	252,000	Hazelwood, MO
NP Hazelwood 370 Building III, LLC	Industrial	494,000	Hazelwood, MO
NP Hazelwood 370 Building IV, LLC	Industrial	408,000	Hazelwood, MO
NP Hazelwood 370 Building 5, LLC	Industrial	413,000	Hazelwood, MO
NP Hazelwood 370 Building 6, LLC	Industrial	548,000	Hazelwood, MO
NP Hazelwood 370 Building 7, LLC	Industrial	511,000	Hazelwood, MO
NP Hazelwood 370 Building 9, LLC	Industrial	408,000	Hazelwood, MO
NP Hazelwood 370 Building 10, LLC	Industrial	511,000	Hazelwood, MO
NP Hazelwood Land Holdings, LLC	Land	—	Hazelwood, MO
NP Kenosha Industrial, LLC	Industrial	757,000	Kenosha, WI

Operations began on September 29, 2022, the date of inception. The term of the Company shall continue until the winding up and liquidation of the Company following a liquidation event, as defined under the Limited Liability Company Agreement of the Company. Capitalized terms not otherwise defined herein have the meanings set forth in the Limited Liability Company Agreement (LLC Agreement) of the Company.

The Company is owned by two members, BGO Genesis Holding, LLC and NP NTR Holdings, LLC. The ownership percentages as of December 31, 2023 for BGO Genesis Holding, LLC and NP NTR Holdings, LLC are 60.53% and 39.47%, respectively. The outstanding membership interest of the Company is governed by its LLC Agreement dated September 29, 2022.

8	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

(b)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“GAAP”) as established by the Financial Accounting Standards Board (‘FASB’) in the Accounting Standards Codification (“ASC”) including modifications issued under Accounting Standards Updates (“ASUs”).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of NP BGO NTR Portfolio, LLC and Subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

(d)	Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management bases these estimates, judgements, and assumptions on historical experience and various other factors believed to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, lease liabilities, and other contingencies.

(e)	Cash and Cash Equivalents and Restricted Cash

The Company considers all cash on hand and monies held in checking accounts to be cash in determining the net increase or decrease in cash in the statement of cash flows. In 2022, restricted cash consisted of funds required by the contractual agreement with the City of Riverside to be utilized for certain infrastructure and public use improvements for Horizons Industrial VI, LLC. As the funds are expected to be released in less than twelve months, they will be considered a current asset. The Company may at times have cash balances which exceed the Federal Deposit Insurance Corporation (FDIC) insured amount of $250,000. The uninsured balances at December 31, 2023 and 2022, without regard to in-transit items, were approximately $2,155,500 and $20,406,000.

(f)	Receivables

Minimum rental income is recognized on a straight-line basis over the term of a lease. The excess of rents recognized over amounts contractually due is included in deferred rents receivable in the accompanying consolidated balance sheets. Contractually due but unpaid rents are included in tenant receivables in the accompanying consolidated balance sheets. Certain lease agreements provide for reimbursements of real estate taxes, insurance, common area maintenance costs and indexed rental increases, which are recorded on an accrual basis. Ancillary and other property related income is recognized in the period earned. Rental revenue is recognized if collectability is probable. If collectability of substantially all the lease payments is assessed as not probable, any difference between the rental revenue recognized to date and the lease payments that have been collected is recognized as a current- period adjustment to rental revenue.

9	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

(g)	Investment in Real Estate and Depreciation

On September 29, 2022, Northwestern Mutual Life Insurance Company sold their interests (majority owner) in NP BGO NTR Portfolio, LLC, to BGO Genesis Holding LLC. NP BGO NTR Portfolio, LLC has controlling interest in its wholly owned subsidiaries noted under Footnote 1. The assets acquired were large, industrial warehouses, having leases. The entity acquired had no employees or other assets except for the land, building, improvements, and leases. In accordance with ASU 2017-01, Business Combinations: Clarifying the Definitions of Business, the Company accounted for this transaction as an asset acquisition. The related acquired physical assets are recorded at their estimated fair values.

Costs related to the construction of the building, improvements, and land have been capitalized. Repairs and maintenance charges that do not increase the useful lives of the assets are recorded in repairs and maintenance in the accompanying consolidated statements of operations.. Work in process is not subject to depreciation until the asset is placed in service. The Company depreciates assets based on the straight-line method over the estimated useful lives of the assets.

The useful lives of fixed assets for purposes of computing depreciation are as follows:

Building and improvements	9-45 years

(h)	Acquisition Accounting

The Company accounts for its acquisitions of real estate investments at fair value at the acquisition date, in accordance with ASC 805-10, Business Combinations. The related acquired physical assets, in-place leases, and above or below market leases, are recorded at their estimated fair values. The fair values of acquired properties are determined utilizing a number of sources, including independent appraisals that are obtained in connection with the acquisition or financing of the respective property, management’s own analysis of recently acquired and existing comparable properties and other market data. The Company also considers information obtained about each property as a result of pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of tangible and intangible assets acquired. The fair value components are determined as follows:

Land - Based on market research/comparables when acquired with an operating property.

Building and improvements - Based on the fair value determined on an “as if vacant” basis. Depreciation is calculated on the straight-line method.

In-Place Leases - The Company considers the value of acquired in-place leases and the amortization period is the average remaining term, which varies from 3-15.25 years of each respective in-place acquired lease and is amortized to operating leases.

Above- and Below-Market Leases – The Company records “above-“ and “below-market” leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. The values are amortized as a reduction or increase to lease income over the remaining lease term, which is 3-15 years.

Tenant improvement allowances and deferred leasing costs – Represents the cost avoidance of having a lease in -place. The value is estimated by calculating the remaining unamortized tenant improvement allowance and deferred leasing cost for each in-place tenant.

10	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

(i)	Straight Line Rent Receivable

The Company recognizes rental income on a straight-line basis. The straight-line rent receivable is the current balance of the straight line rent over actual rent. The receivable is adjusted monthly in accordance with lease terms.

(j)	Financing Costs

The Company presents debt issuance costs as a reduction of the carrying amount of the debt. Amortization of the debt issuance costs is reported as interest expense on the consolidated statements of operations. Costs are amortized over the term of the loan.

(k)	Revenue Recognition

The Company leases the buildings under non-cancelable lease agreements. Lease income is recognized according to the schedule of rent payments specified in the lease agreement. Lease income with scheduled abatements and/or escalations during the lease term is recognized on a straight-line basis. Rent prepayments made by tenants are included in prepaid rent on the consolidated balance sheets.

Lease and non-lease components (recovery revenue) included in the lease agreements are accounted for under ASC Topic 842 (as defined above), Leases. Tenant recovery income includes payments from the tenant for real estate taxes, insurance, and other property operating expenses and is generally recognized as revenue in the period the applicable costs were incurred.

(l)	Income Taxes

The Company has elected to be taxed as a partnership. Any income or loss will be reported on the income tax returns of the partners. The Company is treated as a pass-through entity for tax purposes. Accordingly, no provision for U.S. Federal and state income taxes has been included in the consolidated financial statements as the liability for such taxes is primarily that of the partners rather than the Company.

The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of and for the year ended December 31, 2023 and period ending December 31, 2022. The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax position within one year of December 31, 2023. The Company had no interest or penalties relating to income taxes recognized in the accompanying consolidated financial statements as of and for the year ended December 31, 2023 and period ending December 31, 2022. The Company files income tax returns in U.S. Federal and state jurisdictions. As of December 31, 2023, the tax-year December 31, 2022 generally remains subject to U.S. federal and state income tax examinations by the relevant tax authorities.

(m)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. No material litigation has occurred as of December 31, 2023 or for the period ending December 31, 2022.

11	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

(n)	Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company is subject to risks incidental to ownership of industrial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the real estate industry, availability of industrial real estate, changes in tax laws, interest rate levels and potential liability under environmental and other laws. Similarly, the tenants may be exposed to economic conditions that adversely affect their profits and cash flows. As there are typically one to three leases in a building, the Company is dependent on the success of the tenants.

The Company’s operations are located in Missouri, Ohio, and Wisconsin. Because of the concentration in this geographic region, the Company is particularly vulnerable to adverse conditions affecting Missouri, Ohio, and Wisconsin including general economic conditions, increased competition, a downturn in the industry, real estate conditions, and natural disasters occurring in this region.

(o)	Impairment

The Company periodically evaluates its real estate assets for impairment indicators. The judgments regarding the existence of impairment indicators are based on factors such as, market conditions, an inability to lease-up the Project, and other legal and environmental concerns. If a potential impairment is identified the Company compares the undiscounted cash flows expected to be generated by the asset to its carrying amount. Future events could occur which would cause the Company to conclude that impairment indicators exist and that an impairment loss is warranted. No impairment was recorded as of December 31, 2023 or for the period ending December 31, 2022.

(p)	Reclassifications

Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation.

(2)	Asset Acquisition

On September 29, 2022, Northwestern Mutual sold their interests (majority owner) in NP BGO NTR Portfolio, LLC, to BGO Genesis Holding LLC. NP BGO NTR Portfolio, LLC, has controlling interest in its wholly owned subsidiaries. The following table summarizes the consideration paid and the amounts of assets and liabilities assumed at the acquisition date:

Consideration:
Notes Payable	$560,400,000
Members’ Equity	373,600,000
Total	$934,000,000

Recognized identifiable assets acquired and liabilities assumed:
Land	$81,244,345
Building and improvements	824,225,047
Tenant improvement allowances	10,045,743
Above-market lease value	2,273,347
Below-market lease value	(31,647,222)
In-place leases	31,875,386
Deferred leasing costs	15,448,591
Other recoverable assets	534,763
Total	$934,000,000

12	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

(3)	Intangible Assets

At December 31, 2023 and 2022, the intangible assets consisted of the following:

	2023
		Less
	Asset	Accumulated	Net Intangible
	(Liability)	Amortization	Asset (Liability)
Tenant improvement allowances	$10,174,763	$(2,376,232)	$7,798,531
Above-market lease value	2,273,347	(539,362)	1,733,985
Below-market lease value	(31,647,222)	6,824,070	(24,823,152)
In-place leases	31,875,386	(7,356,563)	24,518,823
Deferred leasing costs	16,710,301	(3,819,978)	12,890,323
Other recoverable assets	534,763	(139,872)	394,891
Net carrying amount	$29,921,338	$(7,407,937)	$22,513,401

	2022
		Less
	Asset	Accumulated	Net Intangible
	(Liability)	Amortization	Asset (Liability)
Tenant improvement allowances	$10,095,743	$(589,499)	$9,506,244
Above-market lease value	2,273,347	(134,841)	2,138,506
Below-market lease value	(31,647,222)	1,706,018	(29,941,204)
In-place leases	31,875,386	(1,839,143)	30,036,243
Deferred leasing costs	15,491,869	(939,758)	14,552,111
Other recoverable assets	534,763	(34,968)	499,795
Net carrying amount	$28,623,886	$(1,832,191)	$26,791,695

Amortization expense for the periods ending December 31, 2023 and 2022 was as follows:

	2023	2022
Amortization cost incurred	$5,575,746	$1,832,191
Less: deferred lease incentives
charged to base lease income	(1,786,733)	(589,499)
Above (below) market lease value
charged to base lease income	4,713,531	1,571,177
Total amortization expense	$8,502,544	$2,813,869

Estimated future amortization expense of intangible assets is as follows for the years ending December 31:

2024	$5,680,828
2025	5,244,707
2026	3,868,760
2027	2,872,647
2028	2,108,741
Thereafter	2,737,718
Total	$22,513,401

13	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

(4)	Leases

The Company’s rental revenue consists of rent earned from operating leases at the Company’s industrial properties. Leases at the Company’s industrial properties generally include a fixed base rent and certain leases also contain a variable component. The variable component of the Company’s operating leases at primarily consists of the reimbursement of operating expenses such as real estate taxes, insurance, and common area maintenance costs.

Rental revenue from the Company’s leases consists of fixed monthly rent that escalates annually throughout the terms of the leases and the tenants are generally responsible for all property-related expenses, including taxes, insurance, management fees, and maintenance. The Company assessed the classification of the leases and determined the leases were operating leases.

Leases at the Company’s industrial properties are generally longer term and contain extension options at the lessee’s election. Some tenants have the option to renew the leases for either two or three periods of three to five years with six to nine months of notification to extend or terminate the lease. Renewal for an extended term shall be upon the same terms and conditions as the existing lease agreements except that the base rent shall be equal to fair market value and that the Company have no obligations to construct or provide improvements or allowances to the tenants. Fair market value is subject to mutual agreement between the Company and tenant and is determined as the annual amount per rentable square foot that a willing, comparable, non-equity tenant with a creditworthiness comparable to Tenant would pay, and a willing landlord of a comparable property in the marketplace would accept at “arms-length” given appropriate consideration of rental rates per rentable square foot, the type of escalation clauses, length of lease term, size and location of premises being leased, the fact that the premises are used primarily for warehouse/distribution center space, and any other generally applicable terms and conditions of tenancy for the Premises.

The following table detail the components of operating lease income from leases in which the Company is the lessor for the periods ending December 31, 2023, and 2022:

	2023	2022
Base income	$49,431,377	$10,630,701
Tenant recoveries and reimbursements	10,610,229	3,488,631
Rental revenue	$60,041,606	$14,119,332

The following table presents the undiscounted future minimum rents the Company expects to receive pursuant to its non-cancellable portion of the leases for its industrial properties as of December 31, 2023:

2024	$44,591,991
2025	42,740,919
2026	39,431,924
2027	33,915,045
2028	26,922,180
Thereafter	90,904,163
Total	$278,506,222

(5)	Note Payables

On September 29, 2022, certain subsidiaries of the Company entered into a note payable with Northwestern Mutual Life Insurance Company for $297,000,000. The properties and projects that were included in this loan agreement were noted as Portfolio A and consist of the following:

14	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

Horizons Industrial I, LLC, Horizons Industrial II, LLC, Horizons Industrial III, LLC, Horizons Industrial IV, LLC, Horizons Industrial V, LLC, Horizons Industrial VI, LLC, Horizons Industrial VII, LLC. Horizons Industrial VIII, LLC, Horizons Industrial IX, LLC, Horizons Industrial X, LLC, NP Rinck Farm, LLC, NP Brate Farm, LLC, and NP Brate Industrial 2, LLC.

Monthly payments of interest are required until maturity. The interest rate is a fixed 4.00% per annum. The note and all accrued interest are due in full on October 1, 2026. Certain prepayment fees will apply. The Company has the right to release a property or multiple properties twice during the loan term up to 40% of the net rentable square footage, but only once per calendar year and not in the last twelve months of the loan term. Once the company has elected to release a property or multiple properties, a debt service coverage covenant of equal to or greater than 1.30 and a loan to value ratio less than or equal to 55% is required. The note is secured by substantially all assets of the subsidiaries. As of December 31, 2023, the Company was in compliance with all debt covenants.

On September 29, 2022, certain subsidiaries of the Company entered into a note payable with Northwestern Mutual Life Insurance Company for $263,400,000. The properties and projects that were included in this loan agreement were noted as Portfolio B and consist of the following properties and projects:

Hazelwood 370 Building I, LLC, Hazelwood 370 Building II, LLC, Hazelwood 370 Building III, LLC, Hazelwood 370 Building IV, LLC, Hazelwood 370 Building 5, LLC, Hazelwood 370 Building 6, LLC, Hazelwood 370 Building 7, LLC, Hazelwood 370 Building 9, LLC, Hazelwood 370 Building 10, LLC, NP Kenosha Industrial, LLC, and NP Hazelwood Land Holdings, LLC.

Monthly payments of interest are required until maturity. The interest rate is a fixed 4.00% per annum. The note and all accrued interest are due in full on October 1, 2027. Certain prepayment fees will apply. The Company has the right to release a property or multiple properties twice during the loan term up to 40% of the net rentable square footage, but only once per calendar year and not in the last twelve months of the loan term. Once the company has elected to release a property or multiple properties, a debt service coverage covenant of equal to or greater than 1.30 and a loan to value ratio less than or equal to 55% is required. The note is secured by substantially all assets of the subsidiaries. As of December 31, 2023, the Company was in compliance with all debt covenants.

The notes payable consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Notes payable	$560,400,000	$560,400,000
Less: unamortized debt issuance costs	(1,385,559)	(2,021,411)
Notes payable, net of debt issuance costs	$559,014,441	$558,378,589

Estimated future maturities of the note payable are as follows for the years ending December 31:

2024	$—
2025	—
2026	297,000,000
2027	263,400,000
2028	—
Thereafter	—
Total	$560,400,000

15	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

Costs incurred in connection with obtaining financing are amortized to interest expense. The following is a reconciliation of cost of incurred interest for the periods ended December 31, 2023 and 2022:

	2023	2022
Interest cost incurred	$22,416,000	$5,726,829
Amortization of debt issuance costs	655,278	98,012
Total interest expense	$23,071,278	$5,824,841

The gross carrying amount, accumulated amortization, and net carrying amount of deferred debt issuance costs at December 31, 2023 and 2022 are as follows:

	2023	2022
Gross carrying amount	$2,138,849	$2,119,424
Accumulated amortization	(753,290)	(98,013)
Net carrying amount	$1,385,559	$2,021,411

Estimated future amortization expense of deferred debt issuance costs is as follows:

2024	$480,147
2025	480,147
2026	392,915
2027	32,350
2028	—
Thereafter	—
Total	$1,385,559

(6)	Related Party Transactions

During construction, related parties provided professional services towards the design of the building and tenant improvements. The related parties are NorthPoint Development, LLC, NP Studio North, LLC, SitePoint, LLC, and NPD Management, LLC. For the year ended December 31, 2023 and for the period from September 29, 2022 to December 31, 2022, total payments including to the related party entities were $2,265,163 and $802,172, respectively.

Of the total payments to related parties, $440,134 and $323,912, respectively were capitalized as part of the cost basis of building for the year ending December 31, 2023 and for the period ending December 31, 2022.

The Company pays a monthly management fee to NPD Management, LLC, a related entity. The fee is calculated at the lessor of 3% of monthly gross rent or the maximum amount reimbursable to the property owners by tenants with leases for space within the Property. Management fees paid to related parties were $1,340,909 and $329,360, respectively for the year ending December 31, 2023 and for the period ending December 31, 2022.

In addition, employees of NorthPoint Development, LLC and NPD Management, LLC use credit cards to purchase necessary items for the Company related to operations and are reimbursed to NorthPoint Development, LLC and NPD Management, LLC. For the year ending December 31, 2023 and for the period ending December 31, 2022 $484,120 and $148,900, respectively, were expensed and included in general and administrative, professional fees, and other expenses on the consolidated statement of operations.

Amounts due to the related entities of $120 and $2,325,454 were included in accounts payable at December 31, 2023, and 2022, respectively.

16	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

(7)	Member’s Equity
(a)	Contributions

The capital commitments of BGO Genesis Holding, LLC and NP NTR Holdings, LLC are $230,000,000, and $150,000,000, respectively. Contributions to date for each member are $230,000,000, and $150,000,000, respectively.

BGO Genesis Holding, LLC (Investor Member) made a preferred capital contribution, which shall be accounted for as a Preferred Equity Investment. The Preferred Equity Investment shall earn a return, commencing on the date of funding, paid quarterly to the Investor Member. The preferred equity investment shall be redeemed in full, no later than the fifth anniversary of the effective date of the LLC Agreement (initial mandatory redemption date), with a twelve-month extension available (mandatory redemption date).The rate of return shall be 6% per annum up to the mandatory redemption date, after which a rate of 8% per annum shall be paid on the balance. On July 6, 2023, the Preferred Equity Investment was converted into a Common Equity Investment pursuant to the Investor Members’ governing documents and unpaid preferred returns accrued at that time were distributed in full.

(b)	Net Profit or Net Loss

The net profit or net loss realized by the Company will be allocated to each member in accordance with their respective capital contributions account percentages, after debiting each member’s Capital Accounts for any cash distributions.

(c)	Distributions

In accordance with the LLC Agreement, distributions shall be made in cash unless otherwise determined. Distributions from operating proceeds shall be made in the following order of priority:

First, to the extent the Preferred Equity Investment remains outstanding, 100% to Investor Member until such time as Investor Member has received cumulative distributions in an amount equal to the Preferred Investment Total Return Amount.

Second, 100% to the Members, pro rata in accordance with their respective Common Percentage Interests.

(8)	Taxable Revenue Bonds

In 2018, NP Hazelwood 370 Building II, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $17,500,000. Also, in 2018, NP Hazelwood 370 Building III, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $34,000,000.

In 2019, NP Hazelwood 370 Building IV, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $30,000,000.

In 2020, NP Hazelwood 370 Building I, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $18,000,000. Also, in 2020, NP Hazelwood 370 Building 5, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $26,000,000.

In 2021, NP Hazelwood 370 Building 6, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $33,000,000. Also, in 2021, NP Hazelwood 370 Building 9, LLC purchased Taxable Industrial Revenue Bonds (TRB) issued by the City of Hazelwood, MO for $28,500,000.

As the borrower of the funds, the Company was required to convey the property title to the City of Hazelwood to secure the financing proceeds from the TRB. Under this program, the Company is the bond holder of record and borrower of the funds.

17	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

The buildings entered into a lease with the City of Hazelwood, Missouri on the following dates to facilitate the required periodic principal payments and interest payment under the bond lease agreement:

●	NP Hazelwood 370 Building II, LLC and NP Hazelwood 370 Building III, LLC entered into a lease with the City of Hazelwood, Missouri on June 15, 2018.
●	NP Hazelwood 370 Building I, LLC and NP Hazelwood 370 Building 5, LLC entered into a lease with the City of Hazelwood, Missouri on November 1, 2020.
●	NP Hazelwood 370 Building IV, LLC entered into a lease with the City of Hazelwood, Missouri on December 1, 2020.
●	NP Hazelwood 370 Building VI, LLC entered into a lease with the City of Hazelwood, Missouri on May 1, 2021.
●	NP Hazelwood 370 Building IX, LLC entered into a lease with the City of Hazelwood, Missouri on May 1, 2021.
●	NP Hazelwood 370 Building VII, LLC and NP Hazelwood 370 Building X, LLC entered into a lease with the City of Hazelwood, Missouri on March 1, 2022.

The monthly lease payments are paid to the trustee, BOKF, N.A, who issues the payments to the bond holder of record the Company. The lease term ends on December 31 of the 18th year of the Completion Date.

Under the terms of the lease and leaseback agreements, the Company receives all proceeds from the issuance of the TRBs under the base lease agreement and is obligated to make lease payments which ultimately service the outstanding TRBs. Accordingly, the Company’s investment in TRBs equals the related lease obligation. The Company has determined that the legal right of offset exists for the amount invested in the TRBs and the related lease obligation. Accordingly, the Company has elected to offset these amounts in the accompanying balance sheet, and the related interest income and interest expense in the consolidated statements of operations.

The gross carrying amount, accumulated amortization, and net carrying amount of bond issuance costs at December 31, 2023 and 2022 are as follows:

	2023	2022
Gross carrying amount	$34,598	$4,000
Accumulated amortization	(4,273)	(37)
Net carrying amount	$30,325	$3,963

Estimated future amortization expense of bond issuance costs is as follows:

2024	$3,938
2025	3,938
2026	3,938
2027	3,705
2028	1,144
Thereafter	13,661
Total	$30,325

18	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

(9)	Commitments and Contingencies

As part of the lease agreement with a tenant, the Company is contingently liable to provide tenant improvement allowances. In most cases, the allowances may be applied as a rent credit by the tenants if unused. At December 31, 2023 and 2022, allowances of $0 and $426,039, respectively were recorded to Other Current Liabilities as the lease has commenced, while allowance commitments of $0 and $5,137,198, respectively exist for future tenants with leases that have not commenced.

19	(Continued)

NP BGO NTR PORTFOLIO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2023 and for the period September 29, 2022 (Inception) to December 31, 2022

(10)	Subsequent events

Events that occur after the balance sheet date but before the consolidated financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events that provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes.

Management evaluated the activity of the Company through March 1, 2024 (the date the consolidated financial statements were available to be issued) and concluded that there were no subsequent events that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.